DM

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18005749

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received
MAR 12 2018
WASH, D.C.

SEC FILE NUMBER
8- 68797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siena Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2992 Burdeck Drive
(No. and Street)

Oakland	CA	94602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Franklin — (510) 531-0201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Franklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siena Global Securities, LLC of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature] 3/6/18

Signature

President

Title

See Attached Jurat

OC 3/6/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State Of: **California**
County Of: **Alameda**

Subscribed and sworn to *(or affirmed)* before me on the 6 day of Mar, 2018 by Dennis Franklin, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature: **Odessa Rae Dela Cruz Cabuang**

ODESSA RAE DELA CRUZ CABUANG
COMM. # 2212318
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 01, 2021
JAS1 JAS1

Title of Document: Oath of Affirmation

Total Number of Pages including Attachment: 25

Notary Commission Expiration Date: September 01, 2021

Notary Commission Number: 2212318

Siena Global Securities, LLC

Annual Audit Report

December 31, 2017

Siena Global Securities, LLC

December 31, 2017

Table of Contents

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland CA 94602

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Siena Global Securities, LLC (the "Company") as of December 31, 2017, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 2, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	780,469
Furniture and equipment, net		1,059
Prepaid expense		5,255
Total assets	$	786,783

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	4,864
Income taxes payable		8,500
Total liabilities		13,364
Member's Equity		773,419
Total liabilities and member's equity	$	786,783

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2017

Income	
Revenue	1,361,517
Interest	491
Total Income	1,362,008
Expenses	
Professional Fees	$ 11,740
Communication and Data Processing	6,808
Operating Expenses	32,972
Total Expenses	51,520
Net Income	$ 1,310,488

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2017

Member's equity, beginning of year	$	62,931
Contributions		0
Distributions		(600,000)
Net income		1,310,488
Member's equity, end of year	$	773,419

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 1,310,488
Change in operating assets and liabilities:	
Prepaid Expense	536
Accounts payable and accrued expenses	(9,761)
Taxes payable	6,800
Net cash provided by operating activities	1,308,063
Cash flows from investing activities	
Accumulated depreciation	1,068
Net cash provided by investing activities	1,068
Cash flows from financing activities:	
Contributions	0
Distributions	(600,000)
Net cash used by financing activities	(600,000)
Net increase in cash	709,131
Cash, beginning of year	71,338
Cash, end of year	$ 780,469
Supplemental information:	
Income taxes paid	$ 0

Notes to the Financial Statements

December 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Siena Global Securities,, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was organized in the state of California on January 27, 2011. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because the revenue reported is revenue that is not associated with transactions of securities that are held for sale, and is therefore not included in reportable income under SIPC rules.

NOTE E - RISK CONCENTRATIONS

The Company has revenue concentrations; the firm specializes in acting as an intermediary broker-dealer between various buyers and sellers of private equity funds in the secondary market. As of December 31, 2017, the Company had one customer that accounted for 100% of the revenue. The customer is located in the United Kingdom and the Company acted as an intermediary between their buy-side customer and the customer's purchase of private equity funds.

NOTE F – COMMITMENTS AND CONTINGENCIES

Siena Global Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – RENT

The amount of rent for the year ending December 31, 2017 was $7,200.

NOTE H– RELATED PARTY TRANSACTION

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. The amount owed at December 31, 2017 to the sole member for the overhead expenses is $750.

SUPPLEMENTAL INFORMATION

SIENA GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2017

Net capital:		
Total member's capital		$ 773,419
Less: Non-allowable assets		
Furniture and fixtures		1,059
Prepaid expense		5,255
Total non-allowable assets		6,314
Net Capital		**767,105**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 13,364	
Total aggregate indebtedness (A.I.)		$ 13,364
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6-2/3% of A.I.)		$ 891
Minimum dollar requirement		$ 5,000
Excess net capital		$ 762,105
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 761,105
Ratio: Aggregate indebtedness to net capital		1.7%

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2017 included in the Company's unaudited Form X-17a5, Part IIA.

Siena Global Securities, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). The Company does not accept or handle customer funds or securities.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2017

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Dennis Franklin
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, CA 94602

Dear Dennis Franklin:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Siena Global Securities, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Siena Global Securities, LLC claims exemption from 17 C.F.R. §240.15c3-3. Siena Global Securities, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Siena Global Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Siena Global Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 2, 2018

SIENA GLOBAL SECURITIES, LLC

2992 Burdeck Drive
Oakland, CA 94602

510-531-0201 Tel
510-531-1626 Fax

January 30, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEC Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Siena Global Securities, LLC,

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Dennis L. Franklin   1/30/18
Date

Managing Director
Siena Global Securities, LLC

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2017

Siena Global Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

REPORT OF INDEPENDNET REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES PURSUANT TO SEA 17a-5(e)(4)

Siena Global Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Siena Global Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Siena Global Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Siena Global Securities, LLC's management is responsible for Siena Global Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 2, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended December 31

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68797 FINRA DEC
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, Ca 94602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dennis L. Franklin, 510-531-0201

2. A. General Assessment (item 2e from page 2) $0.00

B. Less payment made with SIPC-6 filed (exclude interest) ($0.00)

N/A
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Siena Global Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 12 day of January, 20 18.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: